TABLE OF CONTENTS

DIRECTORS DEFINED BENEFIT PLAN AGREEMENT

This Agreement made and entered into this 16th day of August, 1994, by and between First National Bank, a Banking corporation under the laws of the State of Ohio (hereinafter referred to as "the Bank") and Charles J. Dolezal (hereinafter referred to as "the Director").

The Bank has adopted the Director Defined Benefit Plan (hereinafter referred to as "the Plan"), a copy of the terms and conditions of which are attached hereto and incorporated by reference.

Accordingly, it is the desire of the Bank and the Director to enter into this Agreement under which the Bank will agree to make certain payments to the Director either upon his retirement, or alternatively, to his beneficiary (ies) in the event of his death, pursuant to the Plan.

I. RETIREMENT AND DEATH BENEFITS

The amount and length of time of payment of the annual retirement benefit and/or any death benefit that shall be paid to the Director shall be calculated using the appropriate formulas set forth in Paragraph I or II of the Plan Adoption Agreement. For these purposes, any portion of a year greater than or equal to six (6) months shall be counted as a full year. Any portion of a year less than six (6) months shall not be considered in the calculation of the benefit. Such annual benefit shall commence sixty (60) days following the later of the date of the Director's retirement or his attaining age 70 and shall continue for the lifetime of the Director, but in no case less than fifteen (15) years.

II. DEFERRED FEES

A. **Amount of Deferral**

The Director may elect to defer a maximum of $1,000.00 per month of his director and committee fees earned from the Bank.

B. **Fees**

The fees covered under this Agreement shall be any and all amounts paid to the Director for his services as a director, including but not limited to annual fees, meeting fees and committee fees. The fees covered under this Agreement shall be credited to the Director in the manner and on the terms and conditions specified in Paragraph II D herein subject to the election pursuant to Paragraph II A herein.

C. **Election of Deferred Compensation**

The election to defer fees may only be made for fees not yet earned as of the date of said election. This election unless modified or revoked, shall be valid for all succeeding years. Any modification or revocation of such election must be in writing and shall be effective for calendar years succeeding the year in which the modification or revocation is made.

D. **Credits to Deferred Compensation Account**

The Bank shall establish a bookkeeping account for the Director (hereinafter called the "Director's Deferred Compensation Account") which shall be credited on the date such fees, as defined in Paragraph II B herein, would otherwise have been paid with the dollar amount that the Director has elected to defer, pursuant to Paragraph II A herein.

E. **Interest on the Deferred Compensation Account**

The Director's Deferred Compensation Account shall be credited with an amount that is in addition to the fees credited under Paragraph II D herein. Such amount shall be determined by multiplying the balance of the Director's Deferred Compensation Account by a rate of interest equal to two (2) times the one-year treasury rate as of December 31st of each year. However, in no case will the rate of interest credited be less than 8%. Such rate shall be adjusted annually. Such amount shall be credited as long as there is a balance in the Director's Deferred Compensation Account and shall be credited on December 31 of each year.

F. **Nature of the Deferred Compensation Account**

The Director's Deferred Compensation Account shall be utilized solely as a device for the measurement and determination of the amount of deferred compensation to be paid to the Director at the times hereinafter specified, and the Bank shall not segregate any of its assets in order to satisfy any obligations under the plan. The Director's Deferred Compensation Account shall not constitute or be treated as a trust fund of any kind. On the contrary, it is understood that all amounts credited to the Director's Deferred Compensation Account shall be for the sole purpose of bookkeeping and remain the sole property of the Bank, and that the Director shall have no ownership rights of any nature with respect thereto. The Director's rights are limited to the rights to receive payments as hereinafter provided and the Director's position with respect thereto is that of a general unsecured creditor of the Bank.

G. **Payment of Director's Deferred Compensation**

The amounts in the Director's Deferred Compensation Account shall be amortized with interest at the rate of eight percent (8%) per annum and paid in equal monthly installments for one hundred and twenty (120) months commencing on the first day of the calendar month following the end of the Director's term of office due to retirement, resignation, removal or failure to be re-elected.

H. **Death of Director Prior to Termination of Service or Commencement of Payments**

In the event of the death of the Director prior to termination of service or commencement of benefit payments, payments shall begin pursuant to this Paragraph within sixty (60) days after the Director's death, as if the Director had retired on his date of death, and shall be made to a beneficiary or beneficiaries designated by the Director in writing and delivered to the Bank's president. The Director shall have the right to change his designated beneficiary from time to time. In the event no designation is made, a lump-sum payment shall be made to his estate.

III. DESIGNATED BENEFICIARY

The Director shall designate a beneficiary on the form attached hereto. This beneficiary designation may be changed at any time prior to the death of the Director, provided such change is done in writing and acknowledged by the Bank.

IV. RESTRICTIONS UPON FUNDING

The Bank shall have no obligation to set aside, earmark or entrust any fund or, money with which to pay its obligations under this Agreement. The Director, his beneficiary (ies) or any successor in interest to him or her shall be and remain simply a general creditor of the Bank in the same manner as any other creditor having a general claim for matured and unpaid compensation.

The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and to determine the exact nature and method of such funding. Should the Bank elect to fund this Agreement, in whole or in part, through the purchase of life insurance, mutual funds, disability policies or annuities, the Bank reserves the absolute right, in its sole discretion, to terminate such funding at any time, in whole or in part. At no time shall the Director be deemed to have any lien nor right, title or interest in or to any specific funding investment or to any assets of the Bank.

If the Bank elects to invest in a life insurance, disability or annuity policy upon the life of the Director, then the Director shall assist the Corporation by freely submitting to a physical exam and supplying such additional information necessary to obtain such insurance or annuities.

V. MISCELLANEOUS

A. **Alienability and Assignment Prohibition**

Neither the Director, his widow nor any other beneficiary under this Agreement shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder, nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Director or his beneficiary, nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise. In the event the Director or any beneficiary attempts assignment, commutation, hypothecation, transfer or disposal of the benefits hereunder, the Bank's liabilities shall forthwith cease and terminate.

B. **Binding Obligation of the Bank and Any Successor in Interest**

The Bank expressly agrees that it shall not merge or consolidate into or with another bank or sell substantially all of its assets to another bank, firm or person until such bank, firm or person expressly agrees, in writing, to assume and discharge the duties and obligations of the Bank under this Agreement. The Agreement shall be binding upon the parties hereto their successors, beneficiaries, heirs and personal representatives.

C. **Revocation**

It is agreed by and between the parties hereto that, during the lifetime of the Director, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written assent of the Director and the Bank.

D. **Gender**

Whenever in this Agreement words are used in the masculine or neuter genders, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

E. **Effect on Other Bank Benefit Plans**

Nothing contained in this Agreement shall affect the right of the Director to participate in or be covered by any qualified or non-qualified pension, profit-sharing , group, bonus or other supplemental compensation or fringe benefit plan constituting a part of the Bank's existing or future compensation structure.

F. **Headings**

Headings and subheadings in this Agreement are inserted for reference and convenience only and shall not be deemed a part of this Agreement.

G. **Applicable Law**

The validity and interpretation of this Agreement shall be governed by the laws of the State of Ohio.

VI. **ERISA PROVISION**

A. **Named Fiduciary and Plan Administrator:**

The "Named Fiduciary and Plan Administrator" of this plan shall be Charles J. Dolezal until his resignation or removal by the Board. As Named Fiduciary and Administrator, Mr. Dolezal shall be responsible for the management, control and administration of the Director Defined Benefit Plan Agreement as established herein. He may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

B. **Claims Procedure and Arbitration:**

In the event a dispute arises over benefits under this Agreement and benefits are not paid to the Director (or to his beneficiary in the case of the Director's death) and such claimants feel they are entitled to receive such benefits, then a written claim must be made to the Named Fiduciary and Administrator named above within ninety (90) days from the date payments are refused. The Plan Fiduciary and Administrator and the Bank shall review the written claim and if the claim is denied, in whole or in part, they shall provide in writing within ninety (90) days of receipt of such claim their specific reasons for such denial, reference to the provisions of this Agreement upon which the denial is based and any additional material or information necessary to perfect the claim. Such written notice shall further indicate the additional steps to be taken by claimants if a further review of the claim denial is desired. A claim shall be deemed denied if the

Plan Fiduciary and Administrator fails to take any action within the aforesaid ninety-day period.

If claimants desire a second review they shall notify the Plan Fiduciary and Administrator in writing within ninety (90) days of the first claim denial. Claimants may review this Agreement or any documents relating thereto and submit any written issues and comments they may feel appropriate. In its sole discretion, the Plan Fiduciary and Administrator shall then review the second claim and provide a written decision within ninety (90) days of receipt of such claim. This decision shall likewise state the specific reasons for the decision and shall include reference to specific provisions of this Agreement upon which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Director "for cause", such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and Director hereunto set his hand and seal, all on the day and year first above written.

Executed this 16^(th.) day of August, 1994

FIRST NATIONAL BANK

/s/ Michael D. Hofstetter

_____
Michael D. Hofstetter
Senior V.P. & Controller

/s/ Charles J. Dolezal

_____
Charles J. Dolezal, Director

DIRECTOR DEFINED BENEFIT PLAN
ADOPTION AGREEMENT

The members of the Board of Directors of First National Bank (the Bank) are providing service that is of exceptional merit as well as making an invaluable contribution to the profits and growth of the Bank. In addition, the experience, knowledge, good reputation and contacts of these Directors is of extreme value to the Bank's future success.

Accordingly, it is the desire of the Board of the Bank to modify the compensation of its members by agreeing to make certain payments to each Director either upon his or her retirement, or alternately, to his or her beneficiary (ies) in the event of his or her death. To provide for this desire the Board of Directors of First National Bank has on the date hereof adopted the Director Defined Benefit Plan, the terms and conditions of which are as follows:

I. DEFINED RETIREMENT BENEFIT

Each Director shall receive an annual retirement benefit commencing at his or her retirement or age seventy (70), whichever occurs later. The amount of this annual benefit shall be $1,000.00 for each year of Board service from and after the date hereof.

This annual retirement benefit shall be paid in successive years and continue for the lifetime of the Director but in no event less than fifteen (15) years. Should the Director die prior to having received fifteen (15) annual payments, the balance of the payments shall be paid to the designated beneficiary (ies) of the Director.

II. DEATH BENEFIT

A. While Serving on the Board

In the event a Director should die while serving, on the Board, the Bank shall pay to the Director's designated beneficiary(ies), in lieu of the retirement benefit described herein above in paragraph I, fifteen (15) successive annual benefit payments, each equal to $1,000.00 for each year of service from and after the date hereof. If the Director has not yet reached seventy (70) years of age at the date of death and is insurable and the Bank has purchased insurance on his or her life, it shall be assumed for the purpose of calculating this annual benefit that the Director died at age seventy (70).

B. **Death After Service on the Board has Terminated**

In the event the Director dies prior to age seventy (70) while not serving on the Board, the Bank shall pay the Director's designated beneficiary(ies) an annual benefit in an amount equal to the Director's retirement benefit calculated pursuant to Paragraph I herein above, for a continuous period of fifteen (15) years commencing sixty (60) days following the notification to the Bank of the Director's death.

C. **Alternative to Retirement Benefit**

The Pre-retirement Death Benefit described herein above (Paragraph II, A and B) is paid as an alternative to the Retirement Benefit described in Paragraph I herein above, and therefore, benefit payments shall be made pursuant to either Paragraph I or Paragraph II herein, but not both.

D. **Suicide**

In the event the Director's death is within two (2) years of the date hereof and is the result of suicide, the amount of these pre-retirement death benefits shall be calculated as if the Director was uninsurable.

III. **DEFERRED COMPENSATION AGREEMENT**

Each Director may elect to defer a portion or all of his or her director's and committee fees up to a maximum of $1,000 per month. The Bank shall establish a Deferred Compensation Account for each Director electing to defer and credit that account with the deferrals. The Bank shall credit interest to that Deferred Compensation Account balance on December 31st of each year. The interest rate shall be equal to two (2) times the one-year Treasury rate as of the crediting date to a minimum of eight percent (8%).

Each Director must state his or her intention to defer and the maximum amount to be deferred annually as of the date hereof to preserve his or her right to defer in the future.

The balance of the Director Deferred Compensation Account shall be paid to the Director at the time he or she leaves the Board by retirement or otherwise, or to the Director's designated beneficiary (ies) upon the death of the Director.

IV. **DESIGNATED BENEFICIARY**

Each Director shall name a designated beneficiary(ies) in writing on a form provided by the Bank. This beneficiary designation may be changed at any time prior to the death of the Director provided such change is done in writing and acknowledged by the Bank.

V. **FINANCING**

The Bank intends to finance its obligations under this plan with policies of life insurance insuring the life of each Director. This plan is a non-qualified benefit plan and, therefore, at no time shall any Director be deemed to have any lien, right, title or interest in or to any specific asset of the Bank, including the insurance policies used to finance the plan.

VI. **AGREEMENTS**

Each Director shall enter into a written agreement with the Bank. The terms and conditions of the plan set forth herein shall be incorporated into that agreement.

Adopted on this 16th day of August, 1994


FIRST NATIONAL BANK

/s/ Charles J. Dolezal
    President


Exhibit 10.1 Directors Defined Benefit Plan Agreement

The following directors entered into an identical agreement on the dates indicated:

	Date
Ray D. Gill	8-24-94
James L. Gerber	8-18-94
John E. Sprunger	8-27-94
Stephen W. Schmid	8-22-94
John W. Kropf	8-31-94
Sara E. Steinbrenner	8-18-94
Paul H. Smucker	8-23-94
James F. Woolley	8-22-94
Albert W. Yeagley	7-01-97
Bobbi E. Douglas	5-26-99
Howard J. Wenger	4-13-99